SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  Schedule 13D

                      Under the Securities Exchange Act of 1934

                                  PNC BANK CORP.
                                 (Name of Issuer)

                          Common Stock, $5.00 par value
                          (Title of Class of Securities)

                                   693475105
                                 (CUSIP Number)

                                 Joseph H. Kott
                     Executive Vice President and General Counsel
                              Midlantic Corporation
                       499 Thornall Street, Metro Park Plaza
                                P.O. Box 600
                             Edison, New Jersey  08818
                                  (908) 321-8000
              (Name, Address and Telephone Number of Person Authorized
               to Receive Notices and Communications)

                                     Copy to:

                            William S. Rubenstein, Esq.
                         Skadden, Arps, Slate, Meagher & Flom
                                  919 Third Avenue
                               New York, New York 10022
                                   (212) 735-3000

                                 July 10, 1995
          (Date of Event which Requires Filing of this Statement)

                    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                    Check the following box if a fee is being paid with this statement: [ X ]


          CUSIP No.

          1.   NAME OF REPORTING PERSON S.S. OR I.R.S.
               IDENTIFICATION NO. OF ABOVE PERSON.

                    Midlantic Corporation
                 I.R.S. Identification No. 22-2699903
          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a)____
          (b)____
          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS

                    WC

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                      _____
          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          State of New Jersey
          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
          PERSON WITH

          7.   SOLE VOTING POWER
                   45,500,000*

          8.   SHARED VOTING POWER
                     0

          9.   SOLE DISPOSITIVE POWER
                   45,500,000*

          10.  SHARED DISPOSITIVE POWER
                     0

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                   45,500,000*

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES                     (X)

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       16.6 %

          14.  TYPE OF REPORTING PERSON
                              CO

          _________________
          * Beneficial ownership of 45,500,000 shares of PNC Bank Corp.'s Common Stock reported hereunder is being reported solely as a result of the option granted pursuant to the PNC Stock Option Agreement described in Item 4 hereof. However, Midlantic Corporation expressly disclaims any beneficial ownership of the 45,500,000 shares of PNC Common Stock which are obtainable by Midlantic upon exercise of the option, because the option is exercisable only in the circumstances set forth in
               Item 4, none of which has occurred as of the date hereof.


          Item 1.   Security and Issuer.

                    This statement relates to the common stock, par value $5.00 per share (the "PNC Common Stock"), of PNC Bank Corp., a Pennsylvania corporation (the "Company"). The principal executive offices of the Company are located at One PNC Plaza, Pittsburgh, Pennsylvania 15265.

          Item 2.   Identity and Background.

                    (a)-(c) and (f) This statement is being filed by Midlantic Corporation, a New Jersey corporation ("Midlantic"). The principal executive offices of Midlantic are located at 499 Thornall Street, Metro Park Plaza, Edison, New Jersey 08818.

                    The principal business of Midlantic is to provide, through its bank subsidiary, comprehensive corporate, commercial and individual banking services, as well as personal and corporate trust services.

                    Information as to each of the executive
          officers and directors of Midlantic is set forth on
          Schedule I hereto. Each of such persons is a citizen of the United States.

                    (d)  During the last five years, neither
          Midlantic nor, to the best of Midlantic's knowledge, any of the individuals named in Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                    (e)  During the last five years, neither
          Midlantic nor, to the best of Midlantic's knowledge, any of the individuals named in Schedule I hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Item 3.   Source and Amount of Funds or Other Consideration.

                    As more fully described in Item 4 below, pursuant to the terms of the PNC Stock Option Agreement (as defined below), Midlantic will have the right, upon the occurrence of specified events, to purchase up to 45,500,000 shares of PNC Common Stock from the Company at $35.00 per share. Should Midlantic purchase PNC Common Stock pursuant to the PNC Stock Option Agreement, Midlantic intends to finance such purchase from the following sources: cash on hand and dividends from Midlantic subsidiaries.

                    With respect to other transactions being reported pursuant to this Schedule 13D, this item is regarded as not applicable.

          Item 4.   Purpose of Transaction.

                    On July 10, 1995, Midlantic, the Company and
          PNC Bancorp, Inc. ("PNC Sub"), entered into an Agreement and Plan of Reorganization (the "Reorganization Agreement") and an Agreement and Plan of Merger (the "Merger Agreement") providing, among other things, for the merger (the "Merger") of Midlantic with and into PNC Sub, with Merger Sub surviving the Merger.

                    Pursuant to the Merger Agreement, each share of the common stock, par value $3.00 per share (the "Midlantic Common Stock"), of Midlantic outstanding on the date of the Merger (excluding shares of Midlantic Common Stock held by Midlantic as treasury stock or shares held by the Company or any of its subsidiaries, but including shares of Midlantic Common Stock (i) held directly or indirectly by the Company or Midlantic or any of their respective subsidiaries in a fiduciary capacity that are beneficially owned by third parties and (ii) held by the Company or Midlantic or any of their respective subsidiaries in respect of a debt previously contracted) will be converted into 2.05 shares of PNC Common Stock. No fractional shares of PNC Common Stock will be issued in the Merger, and Midlantic's stockholders who otherwise would be entitled to receive a fractional share of PNC Common Stock will receive a cash payment in lieu thereof.

                    Consummation of the Merger is subject to certain standard conditions, including, but not limited to, approval of the Merger Agreement by the holders of a majority of the shares of the Midlantic Common Stock cast at a meeting of such holders, approval of the issuance of shares of the PNC Common Stock in the Merger by the holders of a majority of the votes cast at a meeting of the holders of PNC Common Stock and the receipt of all required regulatory approvals without the imposition of a condition or requirement which in the reasonable opinion of the Board of Directors of the Company or Midlantic so materially and adversely affects the anticipated economic and business benefits to the Company or Midlantic, respectively, of the transactions contemplated by the Reorganization
          Agreement as to render consummation of such transactions inadvisable.

                    Following the Merger, the Company will increase the number of directors serving on its Board of Directors by four and will elect Garry J. Scheuring, the Chairman, President and Chief Executive Officer of Midlantic and three directors of Midlantic, selected by Midlantic and subject to approval by the Company, to serve on the Board of Directors of the Company.

                    The Merger Agreement and the Reorganization
          Agreement are attached hereto as Exhibit 1 and Exhibit 2, respectively, and are incorporated herein by reference in its entirety. The foregoing summaries of the Merger Agreement and the Reorganization Agreement do not purport to be complete and are qualified in its entirety by reference to such exhibits.

                    As a condition to the execution and delivery of the Merger Agreement and the Reorganization Agreement, on July 10, 1995, Midlantic and the Company entered into a Stock Option Agreement (the "PNC Stock Option
          Agreement"), a copy of which is attached hereto as
          Exhibit 3 and is incorporated herein by reference.

                    Pursuant to the PNC Stock Option Agreement, the Company granted Midlantic an option (the "Option") to purchase up to 45,500,000 authorized but unissued shares of PNC Common Stock for $35.00 per share. The Option will become exercisable in whole or in part at any time prior to its expiration if (i) the Company or any of its subsidiaries, without the prior written consent of Midlantic and except as permitted by the Reorganization Agreement, enters into an agreement with any person (other than Midlantic or any of its subsidiaries) to effect (a) a merger, consolidation or similar transaction involving the Company or any subsidiary of the Company,
          (b) the purchase, lease or other acquisition of all or substantially all of the assets of the Company or any subsidiary of the Company or (c) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 20% or more of the voting power of the Company or any subsidiary of the Company (other than mergers, consolidations, purchases or similar transactions involving only the Company and its subsidiaries), (ii) any person (other than the Company, Midlantic or any of their respective subsidiaries and affiliates) acquires beneficial ownership of 20% or more of the then outstanding shares of PNC Common Stock, (iii) any person (other than the Company, Midlantic or any of their respective subsidiaries and affiliates) (x) shall have made a bona fide proposal to the Company by public announcement or written communication that is or becomes the subject of public disclosure to acquire the Company or any of its subsidiaries by merger, consolidation, purchase of all or substantially all of its assets or any other similar transaction, (y) shall have commenced a bona fide tender or exchange offer to purchase shares of the PNC Common Stock such that upon consummation of such offer such person would own or control 20% or more of the outstanding shares of the PNC Common Stock or (z) shall have filed an application or notice with the Federal Reserve Board or any other federal or state regulatory agency for clearance or approval to engage in any transaction described in clause (i) or (ii) above, and thereafter the holders of the PNC Common Stock shall have not approved the Merger Agreement, the Reorganization Agreement and the transactions contemplated thereby at the meeting of such stockholders held for such purpose or such meeting shall not have been held or shall have been cancelled prior to termination of the Merger Agreement and the Reorganization Agreement.

                    Except as set forth in this Item 4, the Merger Agreement, the Reorganization Agreement or the PNC Stock Option Agreement, neither Midlantic nor, to the best of Midlantic's knowledge, any of the individuals named in
          Schedule I hereto, has any plans or proposals which relate to or which would result in any of the actions specified in Clauses (a) through (j) of Item 4 of
          Schedule 13D.

          Item 5.   Interest in Securities of the Issuer.

                    (a)-(b) By reason of its execution of the PNC Stock Option Agreement, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Exchange Act, Midlantic may be deemed to have sole voting and dispositive power with respect to the PNC Common Stock subject to the Option and, accordingly, may be deemed to beneficially own 45,500,000 shares of PNC Common Stock, or approximately 16.6% of the PNC Common Stock outstanding on June 30, 1995 assuming exercise of the Option. However, Midlantic expressly disclaims any beneficial ownership of the 45,500,000 shares of PNC Common Stock which are obtainable by Midlantic upon exercise of the Option, because the Option is exercisable only in the circumstances set forth in Item 4, none of which has occurred as of the date hereof.

                    As of the date hereof, Arthur J. Kania, a director of Midlantic, Donald W. Ebbert, Jr., an executive officer of Midlantic, and James E. Kelly, an executive officer of Midlantic, own 50,000, 4,288 and 100 shares of PNC Common Stock, respectively; each representing less than 1% of the PNC Common Stock outstanding on June 30, 1995.

                    Except as set forth above, neither Midlantic nor, to the best of Midlantic's knowledge, any of the individuals named in Schedule I hereto, owns any PNC
          Common Stock.

                    (c)  Mr. Kelly sold 200 shares of PNC Common
          Stock on May 24, 1995 in an open-market transaction at a price of $26.125 per share. Except as set forth above, neither Midlantic nor, to the best of Midlantic's knowledge, any of the individuals named in Schedule I hereto, has effected any transaction in the PNC Common Stock during the past 60 days.

                    (d) So long as Midlantic has not purchased the PNC Common Stock subject to the Option, Midlantic does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the PNC Common Stock.

                    Each of Mr. Kania, Mr. Ebbert and Mr. Kelly has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the 50,000, 4,288 and 1000 shares of PNC Common Stock, respectively, that he owns.

                    (e)  Inapplicable.

          Item 6.   Contracts, Arrangements, Understandings or
                    Relationships with Respect to Securities of the Issuer.

                    The Reorganization Agreement contains certain customary restrictions on the conduct of the business of the Company pending the Merger, including certain customary restrictions relating to the PNC Common Stock. Except as provided in the Merger Agreement, the Reorganization Agreement or the PNC Stock Option Agreement or as set forth herein, neither Midlantic nor, to the best of Midlantic's knowledge, any of the individuals named in Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise), with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

          Item 7.   Material to be filed as Exhibits.

                    Exhibit 1--    Agreement and Plan of Merger,
                                   dated as of July 10, 1995 by and
                                   among Midlantic Corporation, PNC
                                   Bank Corp. and PNC Bancorp Inc.

                    Exhibit 2--    Agreement and Plan of
                                   Reorganization, dated as of July
                                   10, 1995 by and among Midlantic
                                   Corporation, PNC Bank Corp. and
                                   PNC Bancorp Inc.

                    Exhibit 3--    PNC Stock Option Agreement,
                                   dated as of July 10, 1995 by and
                                   among Midlantic Corporation and
                                   PNC Bank Corp.


                                    SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated: July 20, 1995

                              MIDLANTIC CORPORATION

                              By /s/ Joseph H. Kott
                                 _________________________
                                 Joseph H. Kott
                                 Executive Vice President and
                                   General Counsel


                                  SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS
                           OF MIDLANTIC CORPORATION

                    The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Midlantic Corporation ("Midlantic") is set forth below. If no business address is given, the director's or officer's address is Midlantic Corporation, 499 Thornall Street, Metro Park Plaza, Edison, New Jersey 08818. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with Midlantic.

                                    Present Principal Occupation
          Name                      or Employment and Address

          Howard I. Atkins          Executive Vice President &
                                    Chief Financial Officer

          Eugene R. Croisant        Director
                                    Consultant
                                    Winnetka, Illinois

          Donald W. Ebbert, Jr.     Senior Vice President &
                                    Treasurer

          Charles E. Ehinger        Director
                                    Retired

          David F. Girard-diCarlo   Director
                                    Managing Partner
                                    Blank, Rome, Comisky & McCauley
                                    Philadelphia, Pennsylvania

          Mary Ellen Gray           Executive Vice President

          Jeffrey S. Griffie        Executive Vice President

          Frederick C. Haab         Director
                                    President
                                    F.C. Haab Co., Inc.
                                    Philadelphia, Pennsylvania

          Kevork S. Hovnanian       Director
                                    Chairman and Chief Executive Officer
                                    Hovnanian Enterprises, Inc.
                                    Red Bank, New Jersey

          Arthur J. Kania           Director
                                    Principal
                                    Tri-Kan Associates
                                    Bala Cynwyd, Pennsylvania

          James E. Kelly            Controller

          Joseph H. Kott            Executive Vice President &
                                    General Counsel

          Aubrey C. Lewis           Director
                                    Consultant
                                    Montclair, New Jersey

          Bruce C. Lindsay          Director
                                    Chairman and Managing Director
                                    Brind-Lindsay & Co., Inc.
                                    Philadelphia, Pennsylvania

          R. Ray Lockhart           Senior Vice President &
                                    General Auditor

          James J. Lynch            Executive Vice President
                                    1500 Market Street
                                    Philadelphia, Pennsylvania

          David F. McBride          Director
                                    Chief Executive Officer
                                    McBride Enterprises, Inc.
                                    Franklin Lakes, New Jersey

          Desmond P. McDonald       Director
                                    Retired

          Eugene J. McNamara        Senior Vice President

          Barbara Z. Parker         Executive Vice President

          Roy T. Peraino            Director
                                    Retired

          Ernest L. Ransome III     Director
                                    Chairman
                                    Giles and Ransome, Inc.
                                    Bensalem, Pennsylvania

          B. P. Russell             Director
                                    Consultant
                                    Morristown, New Jersey

          Garry J. Scheuring        Director
                                    Chairman, President and
                                    Chief Executive Officer
                                    Midlantic Corporation
                                    Midlantic Bank, N.A.
                                    Edison, New Jersey

          Alfred J. Schiavetti, Jr. Executive Vice President &
                                    Chief Credit Officer

          Alan M. Silberstein       Executive Vice President &
                                    Director of Retail Banking

          Marcy Syms                President
                                    Syms Corp.
                                    Secaucus, New Jersey

          Frank T. Van Grofski      Executive Vice President


          INDEX TO EXHIBITS

          Exhibit
          Number    Exhibit                                    Page

            1       Agreement and Plan of Merger, dated
                    as of July 10, 1995 by and among
                    Midlantic Corporation, PNC Bank Corp.
                    and PNC Bancorporation.

            2       Agreement and Plan of Reorganization,
                    dated as of July 10, 1995 by and
                    among Midlantic Corporation, PNC Bank
                    Corp. and PNC Bancorp Inc.

            3       PNC Stock Option Agreement, dated as
                    of July 10, 1995 by and among
                    Midlantic Corporation and PNC Bank
                    Corp.